Exhibit 13(g)

February 22, 1994

The Seven Seas Series Fund
909 A Street
Tacoma, WA  98402

Gentlemen:

In connection with your sale to us on February 22, 1994, of (1) one hundred
(100) shares each of The Seven Seas Series Prime Money Market Portfolio, having a par value of $0.001 per share, at a price of $1.00 per share; and (2) 10 shares of The Seven Seas Series Emerging Markets Fund, having a par value of $0.001 per share, at a price of $10.00 per share (the "Shares"), we understand that: (i) the Shares have not been registered under the Securities Act of 1933, as amended (the "1933 Act"); (ii) your sale of the Shares to us is made in reliance on such sale being exempt under Section 4(2) of the 1933 Act as not involving any public offering; and (iii) in part, your reliance on such exemption is predicated on our representation, which we hereby confirm, that we are acquiring the Shares for investment for our own account as the sole beneficial owner thereof, and not with a view to or in connection with any resale or distribution of the Shares or of any interest therein. We hereby agree that we will not sell, assign or transfer the Shares or any interest therein, except and until the Shares have been registered under the 1933 Act or you have received an opinion of your counsel indicating to your satisfaction that said sale, assignment or transfer will not violate the provisions of the 1933 Act or any rules or regulations promulgated thereunder.

This letter is intended to take effect as an instrument under seal, shall be construed under the laws of the State of Massachusetts, and is delivered as of the date above written.

                                FRANK RUSSELL INVESTMENT MANAGEMENT COMPANY

                                By:  /s/Thomas A. Early
                                     -------------------------------------------
                                        Thomas A. Early
                                        Associate General Counsel and Secretary